SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 4 )

                        Puerto Rican Cement Company, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    745075101
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement:[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d 7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










Page 1 of 8 Pages

CUSIP No. 745075101   13G     Page 2 of 8 Pages



  1   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Quest Advisory Corp.    13-2579297
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)  [X]

                                                (b)
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A.


  NUMBER OF        5  SOLE VOTING POWER
    SHARES           460,500
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          460,500
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

  460,500

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES             [ ]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.98%

 12  TYPE OF REPORTING PERSON*
     IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 745075101   13G     Page 3 of 8 Pages
  1     NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Quest Management Company    06-1354019
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [X]

                                                 (b)
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

  NUMBER OF        5  SOLE VOTING POWER
    SHARES           25,700
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          25,700
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     25,700

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES             [ ]

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.45%

  12  TYPE OF REPORTING PERSON*
      IA

CUSIP No. 745075101   13G     Page 4 of 8 Pages
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Charles M. Royce    ###-##-####
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [X]

                                                 (b)
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

  NUMBER OF        5  SOLE VOTING POWER
    SHARES        See Item 2(a) of attached schedule
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING       See Item 2(a) of attached schedule
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      See Item 2(a) of attached schedule
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES             [ ]

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      See Item 2(a) of attached schedule

  12  TYPE OF REPORTING PERSON*
      IN

CUSIP No. 745075101   13G     Page 5 of 8 Pages
Item 1(a)    Name of Issuer:

      Puerto Rican Cement Company, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

          General Post Office, Box 364487, San Juan, PR 04487

Item 2(a)    Name of Persons Filing:

     Quest Advisory Corp. ("Quest"), Quest Management Company
("QMC"), and Charles M. Royce. Mr. Royce may be deemed to be a controlling person of Quest and QMC, and as such may be deemed to beneficially own the shares of
Common Stock of Puerto Rican Cement Company, Inc.
beneficially owned by Quest and QMC. Mr. Royce does not own any shares outside of Quest and QMC, and disclaims beneficial ownership of the shares held by Quest and QMC.

Item 2(b)    Address of Principal Business Office of each is:

     1414 Avenue of the Americas, New York, NY  10019

Item 2(c)    Citizenship:

     Quest is a New York Corporation, QMC is a Connecticut General Partnership, and Mr. Royce is a citizen of the U.S.A.
Item 2(d)    Title of Class of Securities:

     Common Stock
Item 2(e)    CUSIP Number:

     745075101

Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the
             Act
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
     (g) [ ] Parent Holding Company
     (h) [X] Group

CUSIP No. 745075101   13G     Page 6 of 8 Pages

 Item 4  Ownership

     (a) Amount Beneficially Owned
          Quest:       460,500
          QMC:         25,700

     (b) Percent of Class:
          Quest:       7.98%
          QMC:         0.45%

     (c)     Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote
                                 Quest        460,500
                                 QMC          25,700

         (ii)    shared power to vote or to direct the vote
                                 Quest   __________
                                 QMC     __________

        (iii)    sole power to dispose or to direct the disposition
                 of                   Quest      460,500
                                      QMC        25,700

         (iv)    shared power to dispose or to direct the
                 disposition of           Quest   __________
                                          QMC     __________

See item 2(a) above for information relating to the beneficial ownership of Mr. Royce.

Item 5   Ownership of Five Percent or Less of a Class. (       )

Item 6   Ownership of More than Five Percent on Behalf of Another
         Person.

             NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             NOT APPLICABLE

Item 8   Identification and Classification of Members of the Group.

     This filing is on behalf of Quest, QMC and Mr. Royce as members of a group pursuant to Rule 13d-(1)(b)(ii)(H). Each of Quest and QMC are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 9   Notice of Dissolution of Group.
             NOT APPLICABLE

CUSIP No. 745075101   13G     Page 7 of 8 Pages

Item 10  Certification.

 By signing below each of the undersigned certifies that, to the best of its knowledge or belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Exhibits 1. Agreement to file Schedule 13G jointly.


                                   Signature

 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date:    February 10, 1995

Quest Advisory Corp.

By: Jack E. Fockler                  Susan I. Grant atty-in-fact
   Signature                         Charles M. Royce

Quest Management Company

By: Jack E. Fockler
   Signature

CUSIP No. 745075101   13G     Page 8 of 8 Pages
                                    Exhibit 1
                                    AGREEMENT

     AGREEMENT dated as of February 10, 1995 between Quest Advisory Corp. ("Quest"), a New York corporation, Quest Management Company ("QMC"), a Connecticut general partnership, and Charles M. Royce.

     WHEREAS, pursuant to paragraph (f) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

     NOW, THEREFORE, the undersigned hereby agree as follows:

     1. The Schedule 13G with respect to Puerto Rican Cement Company, Inc. to which this is attached as Exhibit 1 is filed on behalf of Quest, QMC and Mr. Royce.

     2. Each of Quest, QMC and Mr. Royce is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.


     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

                     QUEST ADVISORY CORP.

                     By: Jack E. Fockler


                     QUEST MANAGEMENT COMPANY

                     By: Jack E. Fockler


                     Susan I. Grant atty-in-fact
                         Charles  M. Royce